July 17, 2019

David Staples
Chief Executive Officer
SpartanNash Co
850 76th Street, S.W.
P.O. Box 8700
Grand Rapids, Michigan 49518

       Re: SpartanNash Co
           Form 10-K for Fiscal Year Ended December 29, 2018
           Filed February 27, 2019
           File No. 000-31127

Dear Mr. Staples:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 29, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Goodwill, page 33

1. We note you disclosed in your 2017 Form 10-K that as of the most recent goodwill impairment test, the Food Distribution reporting unit had a fair value that was
      "substantially in excess" of its carrying value, as contrasted with your most recent Form
      10-K disclosure which indicates this reporting unit had a fair value "in excess" of its carrying value. If goodwill in the Food Distribution reporting unit is at risk of impairment, please tell us your consideration of disclosing:

          The percentage by which fair value exceeded carrying value as of the date of the most recent test;
 David Staples
SpartanNash Co
July 17, 2019
Page 2

             The amount of goodwill allocated to the reporting unit;
             A description of the key assumptions used in estimating fair value and how the key assumptions were determined;
             A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
             A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

         In addition, at the end of the first quarter and during the second quarter of 2019, we note your overall net book value exceeds your market capitalization. Please tell us your consideration of discussing this in your quarterly MD&A in the context of disclosure regarding your consideration of potential goodwill impairment indicators and whether additional interim goodwill impairment testing is warranted. If you have concluded the decline in your stock price and market capitalization does not represent a significant and sustained decline, tell us your consideration of providing disclosure to this effect as well, including the basis for this conclusion.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robyn Manuel at 202-551-3823 or Donna Di Silvio at 202-551-3202 if
you have any questions.



FirstName LastNameDavid Staples                                 Sincerely,
Comapany NameSpartanNash Co
                                                                Division of
Corporation Finance
July 17, 2019 Page 2                                            Office of
Consumer Products
FirstName LastName